FLORIDA EAST COAST HOLDINGS CORP.

7411 Fullerton Street, Suite 100

Jacksonville, Florida 32256

August 11, 2011

VIA EDGAR TRANSMISSION

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Mr. Justin Dobbie

Re:	Florida East Coast Holdings Corp. Registration Statement on Form S-4
(File No. 333-174112) (the “Registration Statement”)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), Florida East Coast Holdings Corp. (the “Company”) respectfully requests that the effective date of the above-referenced Registration Statement be accelerated by the Securities and Exchange Commission (the “Commission”) so that the Registration Statement, as amended, will become effective under the Securities Act at 1:00 p.m. Eastern Time on August 12, 2011 or as soon as practicable thereafter.

The Company hereby acknowledges the following:

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that should the Commission or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

that the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

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that the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

FLORIDA EAST COAST HOLDINGS CORP.

By:	/s/ John Brenholt
Name: John Brenholt Title: ExecutiveVice President and Chief Financial Officer